Exhibit 21.1

Subsidiaries of Registrant

Name of Subsidiary	Jurisdiction of Incorporation
Dropbox Canada Limited	British Columbia
Dropbox Holding, LLC	Delaware
Orcinus Holdings, LLC	Delaware
CloudOn, Inc.	Delaware
CloudOn, Ltd.	Israel
Dropbox Australia Pty Ltd.	Australia
Dropbox France S.A.S	France
Dropbox Germany GmbH	Germany
Dropbox International Unlimited Company	Ireland
Dropbox Japan KK	Japan
Dropbox Mexico S. de R.L. de C.V	Mexico
Dropbox Netherlands B.V.	Netherlands
Dropbox Singapore Pte. Ltd.	Singapore
Dropbox Sweden AB	Sweden
Dropbox UK Online Ltd.	United Kingdom
Dropbox UK Online Ltd. Zweigniederlassung Hamburg	Germany
JN Projects, Inc. (d/b/a HelloSign)	Delaware
Valt Inc.	Delaware